UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 29, 2024

Sterling Check Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40829	37-1784336
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6150 Oak Tree Boulevard, Suite 490 Independence Ohio	44131
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: 1 (800) 853-3228

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	STER	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition.

On February 29, 2024, Sterling Check Corp. (the “Company”) issued a press release announcing financial results for the quarter and year ended December 31, 2023, a copy of which is furnished as Exhibit 99.1 hereto and incorporated herein by reference. In addition, the Company and First Advantage Corporation (“First Advantage”) issued a joint press release announcing the Transaction (as defined below) described in Item 7.01 of this Current Report on Form 8-K, which includes certain information related to the Company’s results of operations for the year ended December 31, 2023. In connection with the Transaction, additional supplemental information is furnished as Exhibit 99.3 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 2.02 of this Current Report on Form 8-K, including Exhibits 99.1, 99.2 and 99.3 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 7.01.	Regulation FD Disclosure.

On February 29, 2024, the Company and First Advantage issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated February 28, 2024, by and among the Company, First Advantage and Starter Merger Sub, Inc., a Delaware corporation and indirect wholly-owned subsidiary of First Advantage, pursuant to which, upon the terms and subject to the conditions set forth therein, First Advantage will acquire all of the outstanding shares of the Company in a cash-and-stock transaction (the “Transaction”).

A copy of the press release is furnished as Exhibit 99.2 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, First Advantage intends to file with the SEC a registration statement on Form S-4 that will include an information statement of the Company and that also constitutes a prospectus of First Advantage. Each of First Advantage and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or the Company may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and the Company. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at

www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sterlingcheck.com/ or by contacting the Company’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This report and any documents referred to in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and it is intended that all forward-looking statements that the Company or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address the Company’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this report or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to the Company and First Advantage and each of their stockholders and the anticipated timing thereof. the Company and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of the Company or First Advantage and potential difficulties in the Company employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from the Company’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against the Company related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully in the Company and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of the Company and First Advantage operates, may differ materially from the forward-looking statements contained in this report. Any forward-looking statement made in this report speaks only as of the date of such statement. Except as required by law, neither the Company nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release of Sterling Check Corp., dated February 29, 2024.

99.2	Joint Press Release of Sterling Check Corp. and First Advantage Corporation, dated February 29, 2024.

99.3	Supplemental Information, dated February 29, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING CHECK CORP.

February 29, 2024	By:	/s/ Steven Barnett
	Name:	Steven Barnett
	Title:	Executive Vice President, Secretary and
Chief Legal & Risk Officer

Exhibit 99.1

Sterling Reports Fourth Quarter and Full Year 2023 Results

Successful Execution on 2023 Goals and Long-Term Strategy

Early Realization of $25M Annualized Cost Savings Target

Separately Announces Transaction with First Advantage; Cancels Q4 2023 Earnings Conference Call

OHIO, February 29, 2024 (GLOBENEWSWIRE) – Sterling Check Corp. (NASDAQ: STER) (“Sterling” or “the Company”) a leading global provider of technology-enabled background and identity verification services, today announced financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Highlights

All results compared to prior-year period.

•

Revenues decreased 0.3% year-over-year to $169.4 million. Organic constant currency revenue decreased 2.8% and inorganic revenue growth was 2.2%. Organic revenue growth included a return to our long-term growth target of 7% for new business and an acceleration in up-sell/cross-sell to 8% alongside continued delivery on our long-term target for gross revenue retention of 96%.

•	GAAP net loss decreased year-over-year to a loss of $3.4 million, or $(0.04) per diluted share, compared to GAAP net loss of $7.7 million, or $(0.08) per diluted share, for the prior year period.

•

Adjusted EBITDA increased 1.5% year-over-year to $41.9 million. Adjusted EBITDA Margin increased 40 bps year-over-year to 24.7% due to continued progress in our cost optimization programs and financial discipline.

•

Adjusted Net Income decreased 3.8% year-over-year to $19.7 million. Adjusted Earnings Per Share—diluted was flat year-over-year at $0.21 per diluted share due to the benefit of our share repurchase program.

Full Year 2023 Highlights

All results compared to prior-year period.

•

Revenues decreased 6.1% year-over-year to $719.6 million. Organic constant currency revenue decreased 8.2% as base declines offset solid results in other growth drivers in our control. Inorganic revenue growth was 2.3%.

•	GAAP net loss was $0.1 million, or $0.00 per diluted share, compared to net income of $19.4 million, or $0.20 per diluted share, for the prior year period.

•	Adjusted EBITDA decreased 6.8% year-over-year to $185.0 million. Adjusted EBITDA Margin decreased 20 bps year-over-year to 25.7%.

•	Adjusted Net Income decreased 11.9% year-over-year to $93.9 million. Adjusted Earnings Per Share—diluted decreased 7.4% year-over-year to $1.00 per diluted share.

Organic constant currency revenue growth (decline), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Earnings Per Share—diluted are non-GAAP measures. Please see the schedules accompanying this earnings release for a reconciliation of these measures to their most directly comparable GAAP measures, as applicable.

Josh Peirez, Sterling CEO, said, “The fourth quarter of 2023 capped off a solid year in which we made continued progress on our long-term strategy and near-term focus areas. Throughout the year, we executed on the items within our control, both on the top line and in our cost structure, and our focused efforts have enabled early realization of our $25M annualized cost savings target as well as an enhanced revenue exit velocity going into 2024.

The challenges created by the macro environment in 2023 lasted longer than we had anticipated, leading to base declines in excess of our initial expectations. Still, we saw strong results and improvement through the year, including substantial acceleration in our new business and up-sell/cross-sell during the fourth quarter. During the quarter, we achieved or exceeded our long-term targets for all revenue drivers in our control – new business, up/cross-sell, and customer attrition – an exciting accomplishment which provides us significant momentum for 2024 in addition to the benefit of easier year-over-year comps in our base business.”

Mr. Peirez continued, “2023 was also a year of compelling success in M&A. The integration of our two acquisitions, Socrates and A-Check, continues to yield benefits, and we were excited to announce the acquisition of Vault Workforce Screening in early January 2024. Ownership of Vault extends Sterling’s drug and health testing capabilities with a broader range of clinical options, delivery channels, and service models. This acquisition helps us strategically in-source a key component of our supply chain and build scale within the attractive healthcare and industrials verticals, enabling Sterling to better meet hiring demands and drive growth, consistent with our long-term strategy to expand through organic revenue growth and strategic M&A.”

Fourth Quarter 2023 Results

	Three Months Ended December 31,
(in thousands, except per share data and percentages)	2023	2022	Change
Revenues	$169,416	$169,920	(0.3)%
Net loss	$(3,384)	$(7,700)	(56.1)%
Net loss margin	(2.0)%	(4.5)%	250 bps
Net loss per share—diluted	$(0.04)	$(0.08)	(50.0)%

Adjusted EBITDA(1)	$41,916	$41,297	1.5%
Adjusted EBITDA Margin(1)	24.7%	24.3%	40 bps
Adjusted Net Income(1)	$19,686	$20,474	(3.8)%
Adjusted Earnings Per Share—diluted(1)	$0.21	$0.21	—%

(1)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Earnings Per Share—diluted are non-GAAP measures. Please see the schedules accompanying this earnings release for a reconciliation of these measures to their most directly comparable GAAP measures.

Revenue for the fourth quarter of 2023 was $169.4 million, a decrease of $0.5 million, or 0.3%, compared to $169.9 million for the fourth quarter of 2022. The revenue decrease for the fourth quarter of 2023 included a 2.8% organic constant currency revenue decrease, partially offset by 2.2% inorganic revenue growth from the acquisitions of Socrates and A-Check and 0.3% benefit due to the impact of fluctuations in foreign exchange currency rates. The organic revenue decrease was driven by a 14% decrease in base business with existing clients due to macro uncertainty, which offset growth of 11% from the combination of new clients, up-sell / cross-sell, and attrition.

Full Year 2023 Results

	Year Ended December 31,
(in thousands, except per share data and percentages)	2023	2022	Change
Revenues	$719,640	$766,782	(6.1)%
Net (loss) income	$(116)	$19,410	(100.6)%
Net (loss) income margin	—%	2.5%	(250	) bps
Net income per share—diluted	$0.00	$0.20	N/M

Adjusted EBITDA(1)	$185,024	$198,503	(6.8)%
Adjusted EBITDA Margin(1)	25.7%	25.9%	(20	) bps
Adjusted Net Income(1)	$93,910	$106,545	(11.9)%
Adjusted Earnings Per Share—diluted(1)	$1.00	$1.08	(7.4)%

(1)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Earnings Per Share—diluted are non-GAAP measures. Please see the schedules accompanying this earnings release for a reconciliation of these measures to their most directly comparable GAAP measures.

Revenue for full year 2023 was $719.6 million, a decrease of $47.1 million, or 6.1%, as compared to $766.8 million for full year 2022. The revenue decline in full year 2023 included 8.2% organic constant currency revenue decline and a 0.2% unfavorable impact of fluctuations in foreign exchange currency rates partially offset by 2.3% inorganic revenue growth from the acquisitions of Socrates Limited (“Socrates”) and A-Check Global (“A-Check”). The organic revenue decrease was driven by a 15% decrease in base business with existing clients due to macro uncertainty, which offset growth of 7% from the combination of new clients, up-sell / cross-sell, and attrition.

Balance Sheet and Cash Flow

As of December 31, 2023, cash and cash equivalents were $54.2 million and total debt was $498.0 million, compared to cash and cash equivalents of $103.1 million and total debt of $505.5 million as of December 31, 2022. The decrease in cash since December 31, 2022 was primarily driven by the acquisitions of Socrates and A-Check (funded with $49.5 million of cash on hand) and repurchases of Sterling’s common stock ($67.8 million) during the year. Sterling ended the fourth quarter of 2023 with a net leverage ratio of 2.4x net debt to Adjusted EBITDA. As of December 31, 2023, available borrowings under Sterling’s revolving credit facility, net of letters of credit outstanding, were $193.8 million.

For the year ended December 31, 2023, Sterling generated net cash provided by operating activities of $96.9 million, compared to $104.3 million for the prior year period. Capital expenditures for the year ended December 31, 2023 totaled $20.4 million, compared to $20.2 million for the prior year period. For the year ended December 31, 2023, Sterling had $76.5 million of Free Cash Flow, compared to $84.1 million of Free Cash Flow for the prior year period. The decrease in Free Cash Flow compared to the prior year period was primarily driven by lower operating income and higher interest expense.

Sterling acquired Vault Workforce Screening for approximately $70 million in January 2024. The purchase price was funded through a combination of revolving credit facility drawdown (approximately $65 million) and cash on hand (approximately $5 million).

Free Cash Flow is a non-GAAP measure. Please see the schedule accompanying this earnings release for a reconciliation of Free Cash Flow to net cash provided by operating activities, its most directly comparable GAAP measure.

Transaction Conference Call Details

In a separate press release issued today, Sterling announced it has entered into a definitive agreement to combine with First Advantage Corporation (“First Advantage”). First Advantage will host a conference call to review its fourth quarter and full year 2023 results and discuss details of the transaction today, February 29, 2024, at 8:30 a.m. ET. Details for such call are available in the separate press release issued today. In light of the transaction announcement, Sterling will forego its fourth quarter and full year 2023 earnings conference call.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that we make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address market trends or projections about the future, and statements regarding Sterling’s expectations, beliefs, plans, strategies, objectives, prospects or assumptions, or statements regarding future events or performance, contained in this release are forward-looking statements. Sterling has based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling’s control. Important factors relating to the proposed transaction with First Advantage could also cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and

(ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this release and in Sterling’s filings with the Securities and Exchange Commission, particularly Sterling’s most recently filed Annual Report on Form 10-K and Sterling’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements, or could affect Sterling’s share price. The forward-looking statements contained in this release are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which Sterling operates, may differ materially from the forward-looking statements contained in this release. Any forward-looking statement made in this release speaks only as of the date of such statement. Except as required by law, Sterling does not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this release.

Non-GAAP Financial Information

This release contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with GAAP.

Specifically, Sterling makes use of the non-GAAP financial measures “organic constant currency revenue growth (decline)”, “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Adjusted Net Income,” “Adjusted Earnings Per Share” and “Free Cash Flow” to assess the performance of its business.

Organic constant currency revenue growth (decline) is calculated by adjusting for inorganic revenue growth (decline), which is defined as the impact to revenue growth (decline) in the current period from merger and acquisition (“M&A”) activity that has occurred over the past twelve months, and converting the current period revenue at foreign currency exchange rates consistent with the prior period. For the year ended December 31, 2023, we have provided the impact of revenue from the acquisitions of Socrates and A-Check during the first quarter of 2023. We present organic constant currency revenue growth (decline) because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance; however, it has limitations as an analytical tool, and you should not consider such a measure either in isolation or as a substitute for analyzing our results as reported under GAAP. In particular, organic constant currency revenue growth (decline) does not reflect M&A activity or the impact of foreign currency exchange rate fluctuations.

Adjusted EBITDA is defined as net income (loss) adjusted for provision (benefit) for income taxes, interest expense, depreciation and amortization, stock-based compensation, transaction expenses related to the IPO, one-time public company transition expenses and costs associated with financing transactions, M&A activity, optimization and restructuring, technology transformation costs, foreign currency (gains) and losses and other costs affecting comparability. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue for the applicable period. We present Adjusted EBITDA and Adjusted EBITDA Margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the factors and trends affecting our business to assess our financial performance and in preparing and approving our annual budget and believe they are helpful in highlighting trends in our core operating performance. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools and should not be considered in isolation or as substitutes for our results as reported under GAAP. Adjusted EBITDA excludes items that can have a significant effect on our profit or loss and should, therefore, be considered only in conjunction with net income (loss) for the period. Because not all companies use identical calculations, these measures may not be comparable to other similarly titled measures of other companies.

Adjusted Net Income is a non-GAAP profitability measure. Adjusted Net Income is defined as net income (loss) adjusted for amortization of acquired intangible assets, stock-based compensation, transaction expenses related to the IPO, one-time public company transition expenses and costs associated with financing transactions, M&A activity, optimization and restructuring, technology transformation costs, and certain other costs affecting comparability, adjusted for the applicable tax rate. Adjusted Earnings Per Share is defined as Adjusted Net Income divided by diluted weighted average shares for the applicable period. We present Adjusted Net Income and Adjusted Earnings Per Share because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding certain material non-cash items and unusual items that we do not expect to continue at the same level in the future. Our management believes that the inclusion of supplementary adjustments to net income (loss) applied in presenting Adjusted Net Income provide additional information to investors about certain material non-cash items and about items that we do not expect to continue at the same level in the future. Adjusted Net Income and Adjusted Earnings Per Share have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Free Cash Flow is defined as Net Cash provided by (used in) Operating Activities minus purchases of property and equipment and purchases of intangible assets and capitalized software. We present Free Cash Flow because we believe it provides cash available for strategic measures, after making necessary capital investments in property and equipment to support ongoing business operations, and provides investors with the same measures that management uses as the basis for making resource allocation decisions. Free Cash Flow has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP.

About Sterling

Sterling—a leading provider of background and identity services—offers background and identity verification to help over 50,000 clients create people-first cultures built on foundations of trust and safety. Sterling’s tech-enabled services help organizations across all industries establish great environments for their workers, partners, and customers. With operations around the world, Sterling conducted more than 103 million searches in the twelve months ended December 31, 2023.

Contacts

Investors

Judah Sokel

IR@sterlingcheck.com

Media

Angela Stelle

Angela.Stelle@sterlingcheck.com

CONSOLIDATED FINANCIAL STATEMENTS

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended December 31,		Year Ended December 31,
(in thousands, except share and per share data)	2023	2022	2023	2022
REVENUES	$169,416	$169,920	$719,640	$766,782
OPERATING EXPENSES:
Cost of revenues (exclusive of depreciation and amortization below)	91,961	92,729	384,653	407,683
Corporate technology and production systems	9,706	11,681	44,415	50,487
Selling, general and administrative	39,012	48,829	173,755	175,459
Depreciation and amortization	15,736	16,542	62,853	73,140
Impairments and disposals of long-lived assets	178	203	7,371	1,008

Total operating expenses	156,593	169,984	673,047	707,777

OPERATING INCOME (LOSS)	12,823	(64)	46,593	59,005

OTHER EXPENSE (INCOME):
Interest expense, net	9,330	8,828	36,233	29,547
Gain on interest rate swaps	—	—	—	(297)
Other income	(521)	(612)	(1,891)	(2,034)
Loss on extinguishment of debt	—	3,673	—	3,673

Total other expense, net	8,809	11,889	34,342	30,889

INCOME (LOSS) BEFORE INCOME TAXES	4,014	(11,953)	12,251	28,116
Income tax provision (benefit)	7,398	(4,253)	12,367	8,706

NET (LOSS) INCOME	$(3,384)	$(7,700)	$(116)	$19,410

Unrealized loss on hedged transactions, net of tax benefit of $(1,746), $0, $(702) and $0, respectively	(5,022)	—	(3,468)	—
Foreign currency translation adjustments, net of tax benefit of $(138), $(288), $(138) and $(288), respectively	2,694	2,985	2,425	(5,005)

Total other comprehensive (loss) income	(2,328)	2,985	(1,043)	(5,005)

COMPREHENSIVE (LOSS) INCOME	$(5,712)	$(4,715)	$(1,159)	$14,405

Net (loss) income per share attributable to stockholders
Basic	$(0.04)	$(0.08)	$0.00	$0.21
Diluted	$(0.04)	$(0.08)	$0.00	$0.20
Weighted average number of shares outstanding
Basic	89,816,230	94,080,123	91,587,311	94,052,435
Diluted	89,816,230	94,080,123	91,587,311	98,866,004

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and par value amounts)	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,224	$103,095
Accounts receivable (net of allowance for credit losses of $2,816 and $2,304 at December 31, 2023 and 2022, respectively)	142,179	139,579
Insurance receivable	2,937	921
Prepaid expenses	9,651	13,433
Other current assets	15,800	13,654

Total current assets	224,791	270,682
Property and equipment, net	7,695	10,341
Goodwill	879,408	849,609
Intangible assets, net	230,212	241,036
Deferred tax assets	4,818	4,452
Operating leases right-of-use asset	6,452	20,084
Other noncurrent assets, net	10,067	11,050

TOTAL ASSETS	$1,363,443	$1,407,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$38,879	$38,372
Litigation settlement obligation	5,279	4,165
Accrued expenses	63,987	67,047
Current portion of long-term debt	15,000	7,500
Operating leases liability, current portion	4,219	3,717
Income tax payable, current portion	8,933	278
Other current liabilities	11,839	12,661

Total current liabilities	148,136	133,740
Long-term debt, net	479,788	493,990
Deferred tax liabilities	14,239	23,707
Long-term operating leases liability, net of current portion	7,278	16,835
Other liabilities	12,058	2,336

Total liabilities	661,499	670,608

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock ($0.01 par value; 100,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 99,966,158 shares issued and 93,194,403 shares outstanding at December 31, 2023; 97,765,120 shares issued and 96,717,883 shares outstanding at December 31, 2022)	98	76
Additional paid-in capital	983,283	942,789
Common stock held in treasury (6,771,755 and 1,047,237 shares at December 31, 2023 and 2022, respectively)	(88,918)	(14,859)
Accumulated deficit	(186,564)	(186,448)
Accumulated other comprehensive loss	(5,955)	(4,912)

Total stockholders’ equity	701,944	736,646

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,363,443	$1,407,254

STERLING CHECK CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(116)	$19,410
Adjustments to reconcile net (loss) income to net cash provided by operations
Loss on extinguishment of debt	—	3,673
Depreciation and amortization	62,853	73,140
Deferred income taxes	(13,875)	(3,344)
Stock-based compensation	34,650	23,805
Impairments and disposals of long-lived assets	7,371	1,008
Provision for bad debts	937	877
Amortization of financing fees	1,078	453
Amortization of debt discount	798	1,675
Deferred rent	(158)	(226)
Unrealized translation gain (loss) on investment in foreign subsidiaries	183	(2,345)
Changes in fair value of derivatives	—	(4,102)
Change in fair value of contingent consideration, net	(2,631)	—
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	1,481	(11,184)
Insurance receivable	(2,015)	921
Prepaid expenses	4,852	(1,101)
Other assets	(94)	(4,515)
Accounts payable	111	7,885
Litigation settlement obligation	1,114	4,165
Accrued expenses	(4,610)	303
Other liabilities	4,932	(6,235)

Net cash provided by operations	96,861	104,263

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,560)	(4,498)
Purchases of intangible assets and capitalized software	(17,802)	(15,689)
Acquisitions, net of cash acquired	(49,210)	—
Proceeds from disposition of property and equipment	122	51

Net cash used in investing activities	(69,450)	(20,136)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	5,361	2,416
Repurchases of common stock	(67,762)	(13,962)
Payments of initial public offering issuance costs	—	(225)
Cash paid for tax withholding on vesting of restricted shares	(5,697)	—
Payments of long-term debt	(7,500)	(510,340)
Proceeds from term loan borrowings	—	300,000
Repayments of revolving credit facility	—	(17,495)
Borrowings on revolving credit facility	—	222,989
Payments of debt issuance costs	—	(9,093)
Payment of contingent consideration for acquisition	(305)	(226)
Payments of finance lease obligations	—	(3)

Net cash used in financing activities	(75,903)	(25,939)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(379)	(3,091)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(48,871)	55,097
CASH AND CASH EQUIVALENTS
Beginning of period	103,095	47,998

Cash and cash equivalents at end of period	$54,224	$103,095

RECONCILIATION OF CONSOLIDATED NON-GAAP FINANCIAL MEASURES

The following table reconciles revenue decline, the most directly comparable GAAP measure, to organic constant currency revenue decline for the three months and year ended December 31, 2023. For the three months and year ended December 31, 2023, we have provided the impact of revenue from the acquisitions of Socrates and A-Check.

	Three Months Ended December 31, 2023	Year Ended December 31, 2023
Reported revenue decline	(0.3)%	(6.1)%
Inorganic revenue growth(1)	2.2%	2.3%
Impact from foreign currency exchange(2)	0.3%	(0.2)%

Organic constant currency revenue decline	(2.8)%	(8.2)%

(1)	Impact to revenue growth (decline) in the current period from M&A activity that has occurred over the past twelve months.
(2)	Impact to revenue growth (decline) in the current period from fluctuations in foreign currency exchange rates.

The following table reconciles net (loss) income, the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2023	2022	2023	2022
Net (loss) income	$(3,384)	$(7,700)	$(116)	$19,410
Income tax provision (benefit)	7,398	(4,253)	12,367	8,706
Interest expense, net	9,330	8,828	36,233	29,547
Depreciation and amortization	15,736	16,542	62,853	73,140
Stock-based compensation	7,466	6,381	34,650	23,805
Loss on extinguishment of debt	—	3,673	—	3,673
Transaction expenses(1)	2,381	4,902	12,878	11,493
Restructuring(2)	2,574	5,112	21,355	9,024
Technology transformation(3)	254	3,728	3,922	16,794
Settlements impacting comparability(4)	131	3,106	131	3,319
Gain on interest rate swaps(5)	—	(1)	—	(297)
Other(6)	30	978	751	(111)

Adjusted EBITDA	$41,916	$41,297	$185,024	$198,503

Adjusted EBITDA Margin	24.7%	24.3%	25.7%	25.9%

(1)

Consists of transaction expenses related to M&A, associated earn-outs, one-time public company transition expenses and ancillary non-recurring public company expenses and fees associated with financing transactions. For the three months ended December 31, 2023, costs consisted of M&A related costs for the acquisitions of Socrates, A-Check, and Vault. For the three months ended December 31, 2022, costs included approximately $1.4 million of one-time public company transition expenses and approximately $3.4 million related to M&A activity for the acquisitions of EBI and Socrates. For the year ended December 31, 2023, costs consisted primarily of $8.8 million of M&A related costs for the acquisitions of Socrates, A-Check and Vault, $1.2 million of M&A costs for the EBI acquisition primarily due to the acceleration of contract costs related to the completion of the EBI platform migration, and $2.9 million of registration statement costs, costs to support the secondary public offering in June 2023, one-time public company transition expenses and expenses related to executing our interest rate swap. For the year ended December 31, 2022, costs consisted primarily of $5.4 million of one-time public company transition expenses and ancillary non-recurring public company expenses and expenses related to our credit agreement refinancing, and $6.1 million related to M&A activity for the acquisitions of EBI and Socrates.

(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. In 2022, we began executing on a restructuring program to realign senior leadership and functions with the goal of elevating our go-to-market strategy and accelerating our technology and product innovation. At the end of 2022, we also launched Project Nucleus which we expect to drive meaningful cost savings and efficiency gains in our cost of revenues. For the three months ended December 31, 2023, costs consisted of $2.2 million of restructuring-related charges and $0.4 million in connection with executing against our real estate consolidation program. For the three months ended December 31, 2022, costs include approximately $4.8 million of restructuring-related severance charges as well as one-time consulting and other costs and approximately $0.2 million in expenses related to our real estate consolidation program, primarily due to the exit of EBI’s office. For the three months ended March 31, 2023, costs consisted of $2.9 million of restructuring-related charges and $0.3 million of real estate consolidation costs. For the year ended December 31, 2023, costs consisted of $10.3 million in connection with executing against our real estate consolidation program, which included a $5.3 million impairment charge on ROU assets, $3.2 million of accelerated rent, facilities costs and other charges in connection with office closures, as well as $1.8 million of fixed asset disposals and $11.1 million of restructuring-related charges. For the year ended December 31, 2022, costs include approximately $6.9 million of restructuring-related severance and other charges.

(3)

Includes costs related to technology modernization, as well as costs related to decommissioning of on-premise production systems and redundant fulfillment systems of acquired companies and the migration to our platform. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, a three-phase strategic investment initiative launched in 2019 to create an enterprise-class global platform, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure. Phase two of Project Ignite was completed in 2022 and phase three of Project Ignite was completed in the first quarter of 2023. For the three months ended December 31, 2023, $0.3 million related to decommissioning of the redundant production and fulfillment systems of A-Check and the redundant fulfillment systems of Socrates. For the three months ended December 31, 2022, investment related to Project Ignite was $3.2 million and $0.5 million for decommissioning of the on-premise production system and decommissioning of the redundant fulfillment system of EBI and migrating onto our platform. For the year ended December 31, 2023, investment related to the conclusion of Project Ignite was $3.1 million and the remaining $0.8 million related to costs for decommissioning of the on-premise production system and decommissioning of the redundant fulfillment system of EBI and migrating onto our platform and decommissioning costs of the A-Check and Socrates systems. For the year ended December 31, 2022, $2.4 million related primarily to decommissioning of the on-premise production system and decommissioning of the redundant fulfillment system of EBI and migrating onto our platform and the remaining $14.4 million represented the investment in Project Ignite.

(4)

Consists of non-recurring settlements and the related legal fees impacting comparability. For the three months ended December 31, 2023, costs include $0.1 million, net of insurance recovery, for a class action case settled during the period. For the three months ended December 31, 2022, costs include $3.1 million, net of insurance recovery, for certain class action cases settled during the period. For the year ended December 31, 2023, costs include $0.1 million, net of insurance recovery, for a class action case settled during the period. For the year ended December 31, 2022, costs include legal settlements totaling $3.3 million, net of insurance recovery, for certain class action cases settled in the year. These legal settlement related costs were discrete and non-recurring in nature and we do not expect them to occur in future periods.

(5)

Consists of gains or losses on historical non-designated derivative interest rate swaps. See Part II. Item 7A. “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information on interest rate swaps.

(6)	Consists of gains or losses on foreign currency transactions and impairment of capitalized software.

The following table presents the calculation of Net (loss) income margin and Adjusted EBITDA Margin for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2023	2022	2023	2022
Net (loss) income	$(3,384)	$(7,700)	$(116)	$19,410
Adjusted EBITDA	$41,916	$41,297	$185,024	$198,503
Revenues	$169,416	$169,920	$719,640	$766,782
Net (loss) income margin	(2.0)%	(4.5)%	—%	2.5%
Adjusted EBITDA Margin	24.7%	24.3%	25.7%	25.9%

The following table reconciles net income (loss), the most directly comparable GAAP measure, to Adjusted Net Income and Adjusted Earnings Per Share for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(3,384)	$(7,700)	$(116)	$19,410
Income tax provision (benefit)	7,398	(4,253)	12,367	8,706

Income (loss) before income taxes	4,014	(11,953)	12,251	28,116
Amortization of acquired intangible assets	10,451	10,753	41,758	48,783
Stock-based compensation	7,466	6,381	34,650	23,805
Loss on extinguishment of debt	—	3,673	—	3,673
Transaction expenses(1)	2,381	4,902	12,878	11,493
Restructuring(2)	2,574	5,112	21,355	9,024
Technology transformation(3)	254	3,728	3,922	16,794
Settlements impacting comparability(4)	131	3,106	131	3,319
Gain on interest rate swaps(5)	—	—	—	(297)
Other(6)	30	978	751	(111)

Adjusted Net Income before income tax effect	27,301	26,680	127,696	144,599
Income tax effect(7)	7,615	6,206	33,786	38,054

Adjusted Net Income	$19,686	$20,474	$93,910	$106,545

Net (loss) income per share—basic	$(0.04)	$(0.08)	$0.00	$0.21
Net (loss) income per share—diluted	$(0.04)	$(0.08)	$0.00	$0.20
Adjusted Earnings Per Share—basic	$0.22	$0.22	$1.03	$1.13
Adjusted Earnings Per Share—diluted	$0.21	$0.21	$1.00	$1.08

(1)

Consists of transaction expenses related to M&A, associated earn-outs, one-time public company transition expenses and ancillary non-recurring public company expenses and fees associated with financing transactions.

(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. In 2022, we began executing on a restructuring program to realign senior leadership and functions with the goal of elevating our go-to-market strategy and accelerating our technology and product innovation. At the end of 2022, we also launched Project Nucleus which we expect to drive meaningful cost savings and efficiency gains in our cost of revenues.

(3)

Includes costs related to technology modernization, as well as costs related to decommissioning of on-premise production systems and redundant fulfillment systems of acquired companies and the migration to our platform. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, a three-phase strategic investment initiative launched in 2019 to create an enterprise-class global platform, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure. Phase two of Project Ignite was completed in 2022 and phase three of Project Ignite was completed in the first quarter of 2023.

(4)	Consists of non-recurring settlements and the related legal fees impacting comparability.
(5)

Consists of gains or losses on historical non-designated derivative interest rate swaps. See Part II. Item 7A. “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information on interest rate swaps.

(6)	Consists of gains or losses on foreign currency transactions and impairment of capitalized software.
(7)

Normalized effective tax rates of 27.9% and 23.3% have been used to compute Adjusted Net Income for the three months ended December 31, 2023 and 2022, respectively. Normalized effective tax rates of 26.5% and 26.3% have been used to compute Adjusted Net Income for the year ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had net operating loss carryforwards of approximately $15.7 million for federal income tax purposes and deferred tax assets of approximately $5.6 million related to state and foreign income tax loss carryforwards available to reduce future income subject to income taxes. The amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

The following table reconciles net (loss) income per share, the most directly comparable GAAP measure, to Adjusted Earnings Per Share for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands, except share and per share amounts)	2023	2022	2023	2022
Net (loss) income	$(3,384)	$(7,700)	$(116)	$19,410
Weighted average number of shares outstanding—basic	89,816,230	94,080,123	91,587,311	94,052,435
Weighted average number of shares outstanding—diluted	89,816,230	94,080,123	91,587,311	98,866,004

Net (loss) income per share—basic	$(0.04)	$(0.08)	$0.00	$0.21

Net (loss) income per share—diluted	$(0.04)	$(0.08)	$0.00	$0.20

Adjusted Net Income	$19,686	$20,474	$93,910	$106,545
Weighted average number of shares outstanding—basic	89,816,230	94,080,123	91,587,311	94,052,435
Weighted average number of shares outstanding—diluted	92,317,757	97,812,339	93,944,514	98,866,004

Adjusted Earnings Per Share—basic	$0.22	$0.22	$1.03	$1.13

Adjusted Earnings Per Share—diluted	$0.21	$0.21	$1.00	$1.08

The following table presents the calculation of Adjusted Diluted Earnings Per Share for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net (loss) income per share—diluted	$(0.04)	$(0.08)	$0.00	$0.20
Adjusted Net Income adjustments per share
Income tax provision (benefit)	0.08	(0.04)	0.13	0.09
Amortization of acquired intangible assets	0.11	0.11	0.44	0.49
Stock-based compensation	0.08	0.06	0.37	0.24
Loss on extinguishment of debt	0.00	0.04	0.00	0.04
Transaction expenses(1)	0.03	0.05	0.14	0.12
Restructuring(2)	0.03	0.05	0.23	0.09
Technology transformation(3)	0.00	0.04	0.04	0.17
Settlements impacting comparability(4)	—	0.03	—	0.03
Gain on interest rate swaps(5)	—	—	—	(0.01)
Other(6)	0.00	0.01	0.01	0.00
Income tax effect(7)	(0.08)	(0.06)	(0.36)	(0.38)

Adjusted Earnings Per Share—diluted	$0.21	$0.21	$1.00	$1.08

Weighted average number of shares outstanding used in computation of Adjusted Diluted Earnings Per Share:
Weighted average number of shares outstanding—diluted (GAAP)	89,816,230	94,080,123	91,587,311	98,866,004
Options not included in weighted average number of shares outstanding—diluted (GAAP) (using treasury stock method)	2,501,527	3,732,216	2,357,203	—

Weighted average number of shares outstanding—diluted (non-GAAP) (using treasury stock method)	92,317,757	97,812,339	93,944,514	98,866,004

(1)

Consists of transaction expenses related to M&A, associated earn-outs, one-time public company transition expenses and ancillary non-recurring public company expenses and fees associated with financing transactions.

(2)

Consists of restructuring-related costs, including executive recruiting and severance charges, and lease termination costs and disposal of fixed assets related to our real estate consolidation efforts. Beginning in 2020, we began executing a virtual-first strategy, closing offices and reducing office space globally. In 2022, we began executing on a restructuring program to realign senior leadership and functions with the goal of elevating our go-to-market strategy and accelerating our technology and product innovation. At the end of 2022, we also launched Project Nucleus which we expect to drive meaningful cost savings and efficiency gains in our cost of revenues.

(3)

Includes costs related to technology modernization, as well as costs related to decommissioning of on-premise production systems and redundant fulfillment systems of acquired companies and the migration to our platform. We believe that these costs are discrete and non-recurring in nature, as they relate to a one-time restructuring and decommissioning of our on-premise production systems and corporate technological infrastructure and the move to a managed service provider, decommissioning redundant fulfillment systems and modernizing internal functional systems. As such, they are not normal, recurring operating expenses and are not reflective of ongoing trends in the cost of doing business. The significant majority of these are related to the last two phases of Project Ignite, a three-phase strategic investment initiative launched in 2019 to create an enterprise-class global platform, with the remainder related to an investment made to modernize internal functional systems in preparation for our public company infrastructure. Phase two of Project Ignite was completed in 2022 and phase three of Project Ignite was completed in the first quarter of 2023.

(4)	Consists of non-recurring settlements and the related legal fees impacting comparability.
(5)

Consists of gains or losses on historical non-designated derivative interest rate swaps. See Part II. Item 7A. “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” in our Annual Report on Form 10-K for the year ended December 31, 2023 for additional information on interest rate swaps.

(6)	Consists of gains or losses on foreign currency transactions and impairment of capitalized software.
(7)

Normalized effective tax rates of 27.9% and 23.3% have been used to compute Adjusted Net Income for the three months ended December 31, 2023 and 2022, respectively. Normalized effective tax rates of 26.5% and 26.3% have been used to compute Adjusted Net Income for the year ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had net operating loss carryforwards of approximately $15.7 million for federal income tax purposes and deferred tax assets of approximately $5.6 million related to state and foreign income tax loss carryforwards available to reduce future income subject to income taxes. The amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

For further detail, see the footnotes to Part I. Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our Annual Report on Form 10-K for the year ended December 31, 2023.

The following table reconciles net cash flow provided by operating activities, the most directly comparable GAAP measure, to Free Cash Flow for the periods presented:

	Three Months Ended December 31, 2023		Year Ended December 31,
(in thousands)	2023	2022	2023	2022
Net cash provided by operations	$31,185	$30,665	$96,861	$104,263
Purchases of intangible assets and capitalized software	(4,438)	(3,970)	(17,802)	(15,689)
Purchases of property and equipment	(1,183)	(520)	(2,560)	(4,498)

Free Cash Flow	$25,564	$26,175	$76,499	$84,076

Exhibit 99.2

First Advantage to Acquire Sterling Check Corp. for $2.2 Billion in Cash and Stock

•

Extends First Advantage’s high-quality and cost-effective background screening, identity, and verification technology solutions for the benefit of both companies’ customers across industry verticals and geographies

•	Enables increased investment in Artificial Intelligence and next-generation Digital Identification technologies for enhanced customer and applicant experience

•

Drives attractive total shareholder return outlook, including at least $50 million of synergies, implying expected double-digit Adjusted EPS accretion immediately on a run-rate synergy basis and accelerated earnings growth potential from topline development, synergies, and deleveraging

ATLANTA, Georgia and INDEPENDENCE, Ohio, February 29, 2024 – First Advantage Corporation (NASDAQ:FA), a leading provider of employment background screening, identity, and verification solutions, announced today that it has entered into a definitive purchase agreement to acquire Sterling Check Corp. (NASDAQ:STER), a provider of background screening and identity services. First Advantage will issue a combination of cash and stock valuing Sterling at approximately $2.2 billion, including Sterling’s outstanding debt.

First Advantage and Sterling offer complementary technology solutions and services that enable employers across healthcare, retail & e-commerce, transportation, manufacturing, financial services, and other industries to manage risk and hire the best talent. Customers will benefit from accelerated investment in innovation and access to a broader suite of products and solutions to meet their needs, fueling growth of the combined company.

Building on pro forma combined revenue of $1.5 billion for the year ended December 31, 2023, the transaction is expected to deliver at least $50 million in run-rate synergies, implying immediate double-digit EPS accretion on a run-rate synergy basis. The combined company will have greater diversification of revenue across customer segments, industries, and geographies, reducing seasonality and improving resource planning and operational efficiency.

Following the transaction, we expect First Advantage to continue compounding EPS at a teens growth rate over time through a combination of topline growth, ongoing synergy capture, and significant deleveraging via strong organic free cash flow generation. First Advantage will share additional forward-looking financial information regarding the transaction’s impact at or around the time of closing.

“We are thrilled to announce the acquisition of Sterling, demonstrating our commitment to delivering high- quality, cost-effective employment background screening and identity verification solutions that enhance value for customers by helping them hire smarter and onboard faster, while also positioning First Advantage for long- term value creation,” said Scott Staples, Chief Executive Officer of First Advantage. “This combination unlocks efficiencies and opportunities to fuel incremental growth and invest in new technology solutions, including AI- driven automation, while further diversifying our business for greater resilience. We look forward to welcoming Sterling’s talented employees to First Advantage and implementing best practices from both organizations to better address the needs of applicants and employers of all sizes and across all verticals.”

“We are excited to be combining with First Advantage to accelerate Sterling’s strategic goals and deliver added value for our company, shareholders, clients, and employees,” said Josh Peirez, Chief Executive Officer of Sterling. “We look forward to offering clients a broader suite of solutions, while maintaining the excellent service they have come to expect. Importantly, this transaction delivers immediate value to Sterling shareholders, as well as the opportunity to participate in the compelling, long-term upside potential of a combined company that is positioned better than ever to serve the dynamic needs of our customers.”

Certain entities advised by or affiliated with Goldman Sachs & Co. LLC., which own approximately 52.8% of Sterling’s outstanding shares, entered into a support agreement pursuant to which they have delivered a written consent approving the transaction. CDPQ is an investor in one of these entities.

“Goldman Sachs and CDPQ are very pleased with Sterling’s performance over the last eight years. Josh has been an outstanding leader and partner, growing the business, and successfully bringing the company to the public markets. We are excited by the transformational opportunity offered by combining with First Advantage,” said Adrian Jones, Global Chairman & Co-Head of the Private Equity business within Goldman Sachs Asset Management.

Following the closing of the transaction, Scott Staples will continue to serve as Chief Executive Officer of First Advantage. Josh Peirez, Sterling’s Chief Executive Officer, will be offered a seat on the First Advantage Board of Directors. First Advantage will continue to be headquartered in Atlanta, GA.

Transaction Details

The transaction consideration is comprised of approximately $1.2 billion in cash and 27.15 million shares of First Advantage common stock. Under the terms of the agreement, Sterling shareholders will elect to receive either $16.73 in cash or 0.979 shares of First Advantage common stock for each Sterling share. The shareholder election will be subject to proration, resulting in approximately 72% of Sterling’s shares being exchanged for cash consideration and 28% being exchanged for First Advantage common stock. The $16.73 per share consideration represents a premium of 35% to Sterling’s closing price of $12.42 on February 28, 2024, and a 26% premium to Sterling’s 30-day volume weighted average price (VWAP). Sterling shareholders are expected to own approximately 16% of the combined company after closing, and current First Advantage shareholders will own approximately 84%.

First Advantage intends to fund the cash portion of the transaction and retire existing Sterling debt through the issuance of $1.8 billion of new debt and the use of balance sheet cash. First Advantage has secured fully committed financing from Bank of America, N.A., Barclays Bank PLC, Bank of Montreal, Jefferies Finance LLC and Royal Bank of Canada.

The transaction has been unanimously approved by the Boards of Directors of both companies.

The transaction is expected to close in approximately the third quarter of 2024, with the closing and timing thereof subject to required regulatory approvals, clearances, and other customary closing conditions.

Advisors

J.P. Morgan Securities LLC acted as lead financial advisor to First Advantage. BofA Securities, Inc., Barclays Bank PLC, BMO Capital Markets Corp., Jefferies Finance LLC and RBC Capital Markets also served as financial advisors to First Advantage. Simpson Thacher & Bartlett LLP served as First Advantage’s legal counsel in the transaction.

Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. acted as financial advisors to Sterling. Fried, Frank, Harris, Shriver & Jacobson LLP served as Sterling’s legal counsel in the transaction.

Conference Call and Webcast Information

First Advantage will host a conference call to review its fourth quarter and full year 2023 results and discuss details of the Sterling acquisition today, February 29, 2024, at 8:30 a.m. ET.

The call will be webcast live on the Company’s investor relations website at https://investors.fadv.com under the “News & Events” and “Events & Presentations” sections, where related presentation materials will be posted before the conference call.

Following the conference call, a replay of the webcast will be available on the Company’s investor relations website, https://investors.fadv.com. Alternatively, the live webcast and subsequent replay will be available at https://event.on24.com/wcc/r/4450900/D4362414C8BAE251D42253413CDB11CB.

About First Advantage

First Advantage (NASDAQ:FA) is a leading provider of employment background screening, identity, and verification solutions. First Advantage delivers innovative services and insights that help customers manage risk and hire the best talent. Enabled by its proprietary technology, First Advantage helps companies protect their brands and provide safer environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers. Headquartered in Atlanta, Georgia, First Advantage performs screens in over 200 countries and territories on behalf of more than 30,000 customers. For more information about First Advantage, visit its website at https://fadv.com/.

About Sterling Check Corp.

Sterling (NASDAQ:STER) is a leading provider of background and identity services, helping over 50,000 clients create people-first cultures built on a foundation of trust and safety. Sterling’s tech-enabled services help organizations across all industries and regions establish great environments for their workers, partners, and customers. With operations in North America, Europe, the Middle East, Asia Pacific, and Latin America, Sterling conducts more than 100 million annual searches. For more information about Sterling, visit its website at https://www.sterlingcheck.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, First Advantage Corporation (“First Advantage”) intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling Check Corp. (“Sterling”) and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY

HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This release and any documents referred to in this release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this release or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this release and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this release are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this release. Any forward-looking statement made in this release speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this release.

First Advantage Contacts

Investors:

Stephanie Gorman

Investors@fadv.com

Media:

Liz Zale / Lindsay Molk

FGS Global

FirstAdvantage@fgsglobal.com

Sterling Check Corp. Contacts

Investors:

Judah Sokel

IR@sterlingcheck.com

Media:

Angela Stelle

Angela.Stelle@sterlingcheck.com

Exhibit 99.3